UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, February 19, 2013, and entitled “Orbotech Announces Fourth Quarter and Full Year Results for 2012”.

2.	Registrant’s Condensed Consolidated Balance Sheets at December 31, 2012.

3.	Registrant’s Condensed Consolidated Statements of Income for the year and three months ended December 31, 2012.

4.	Registrant’s Condensed Consolidated Statements of Cash Flows for the year and three months ended December 31, 2012.

5.	Registrant’s Reconciliation of GAAP to non-GAAP Results from Continuing Operations for the year and three months ended December 31, 2012.*

*        *        *         *        *        *

*	Amounts have been corrected as described therein.

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES FOURTH QUARTER AND FULL YEAR RESULTS FOR 2012

YAVNE, ISRAEL — February 19, 2013 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced its consolidated financial results for the fourth quarter and year ended December 31, 2012.

Revenues for the fourth quarter of 2012 totaled $100.3 million, compared to $98.9 million in the third quarter of 2012 and $133.3 million in the fourth quarter of 2011. GAAP net loss for the fourth quarter of 2012 was $0.7 million, or $0.02 per share, compared to GAAP net loss of $45.7 million, or $1.05 per share, in the third quarter of 2012 and a GAAP net income of $2.5 million, or $0.06 per share (diluted), in the fourth quarter of 2011. Net loss for the fourth quarter of 2012 includes a restructuring charge of $3.2 million relating to certain measures taken to realign the Company’s infrastructure with current revenue levels and business conditions, including a reduction in worldwide workforce, consolidation of certain Company facilities and other cost-cutting measures.

Commenting on the results, Asher Levy, Chief Executive Officer, said: “2012 was an extremely challenging year for the Company, primarily due to lower capital expenditures by LCD manufacturers and the deferral of capital expenditures by PCB manufacturers in response to highly uncertain global economic conditions. During the fourth quarter, we took steps to reduce our expense structure, which will better position us to benefit from the improvement we are already beginning to see in the FPD industry and from the expected growth in the PCB industry. In 2013, these measures should result in savings of approximately $10 million in operating expenses and will afford us significant operating leverage. However, they will not impact our service business nor diminish our ability to continue to develop the best solutions to meet our customers’ needs.”

Revenues for the year ended December 31, 2012 totaled $400.7 million, compared to $565.3 million in 2011. GAAP net loss for the year ended December 31, 2012 was $45.6 million, or $1.05 per share, compared to a GAAP net income of $47.3 million, or $1.16 per share (diluted), in 2011.

GAAP net loss for the year reflects: (a) an impairment charge of $30.1 million, or $0.69 per share, relating to intangible assets allocated to the Company’s flat panel display (“FPD”) business, following the assessment and testing of the value of those assets in light of the changed FPD industry and business conditions; (b) a write-down of inventories and a provision for non-cancelable commitments in the amount of $14.3 million, or $0.33 per share, relating primarily to components for the Company’s FPD products, which takes into consideration the Company’s current inventory levels and its assessment as to anticipated future demand for its FPD products; (c) $4.0 million of net costs associated with the previously-disclosed charges filed in Korea against the Korean subsidiary of Orbotech Ltd. and six employees thereof (the “Korean Matter”); and (d) $5.1 million in restructuring charges related to the Company’s cost reduction programs.

Non-GAAP net income from continuing operations for the fourth quarter of 2012 was $3.9 million, or $0.09 per share (diluted), compared to non-GAAP net income from continuing operations of $6.5 million, or $0.15 per share (diluted), in the fourth quarter of 2011.

Non-GAAP net income from continuing operations for the year ended December 31, 2012 was $2.3 million, or $0.05 per share (diluted), compared to non-GAAP net income from continuing operations of $62.2 million, or $1.52 per share (diluted), for the year ended December 31, 2011. A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure is included at the end of this press release.

In the Company’s Production Solutions for Electronics Industry segment, sales of equipment to the printed circuit board (“PCB”) industry were $42.2 million in the fourth quarter of 2012, compared to $42.0 million in the third quarter of 2012, and $52.6 million in the fourth quarter of 2011. Sales of equipment to the FPD industry were $17.6 million in the fourth quarter of 2012, compared to $15.3 million in the third quarter of 2012, and $42.5 million in the fourth quarter of last year. In the Company’s Recognition Software segment, sales were $2.5 million in the fourth quarter of 2012, compared to $2.0 million in the third quarter of 2012, and $2.1 million in the fourth quarter of 2011. In addition, service revenue for the fourth quarter of 2012 was $38.0 million, compared to $39.6 million in the third quarter of 2012, and $36.0 million in the fourth quarter of 2011.

The Company completed the quarter with cash, cash equivalents, short-term bank deposits and marketable securities of approximately $278.8 million; and debt of $64.0 million, compared with cash, cash equivalents and short-term bank deposits of approximately $276.2 million; and debt of $72.0 million at the end of the third quarter of 2012. The Company generated cash of $12.7 million from continuing operations in the fourth quarter of 2012. Additionally, during February 2013, the Company prepaid $32.0 million of its loan from the Israel Discount Bank Ltd. and estimates that this will result in a reduction of approximately $1.8 million in its financial expenses for 2013. The remaining $32.0 million loan from Israel Discount Bank Ltd. is due by December 21, 2013 and, accordingly has been classified as a current liability.

To date, the Company has repurchased 429,812 of its Ordinary Shares, at a total cost of approximately $3.74 million, under the share repurchase program approved and announced in November 2012. Pursuant to approval granted by its Board of Directors, the Company will continue to repurchase shares, up to the originally approved total of $30.0 million. Such purchases will be subject, among other things, to the share price and market conditions and will be made in accordance with all applicable laws and regulations.

Hearings on the Korean Matter remain ongoing, as does the investigation by the prosecutor into the actions of employees of the Company outside of Korea, in connection with which the Company’s Korean subsidiary continues to co-operate with the Korean authorities. The Company recorded $4.0 million in net costs in 2012 in connection with the Korean Matter, and expects to continue to incur fees and expenses associated therewith.

Due to the elimination of the proportionate method of consolidation for joint ventures under applicable Israeli GAAP, which became effective on January 1, 2013, commencing from the first quarter of 2013 the Company will account for its interest in Frontline P.C.B. Solutions Limited Partnership (“Frontline”) using the equity method and, as a result, will report its investment as a one line item within investments and other non-current assets in the consolidated balance sheets; and its share of earnings on one line in the Company’s consolidated statement of operations. This presentation will be applied in the Company’s financial statements for all prior periods for consistency. Accordingly, the Company’s reported financial statements for prior periods, including the financial statements in this press release, will change in future periods. The Company’s share in the earnings of Frontline will be presented under operating income since Frontline is integrated into the operations of the Company.

The Company expects that revenues for the first quarter of 2013, which it anticipates will be the lowest quarter for the year, will be approximately $93 - $94 million, or about $90 million under the new accounting treatment in connection with Frontline, as discussed above.

An earnings conference call for the Company’s fourth quarter 2012 results is scheduled for Tuesday, February 19, 2013, at 9:00 a.m. EST. The dial-in number for the conference call is 517-308-9494, and a replay will be available on telephone number 402-220-9088 until March 5, 2013. The pass code is Q4. A live web cast of the conference call and a replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ/GSM: ORBK) has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products, for over 30 years. The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards, flat panel displays and other electronic components; and today, virtually every electronic device is produced using Orbotech technology. The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing. Headquartered in Israel and operating from multiple locations internationally, Orbotech’s highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company’s end-to-end portfolio of solutions for the benefit of customers the world over. For more information please see the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. and visit the Company’s corporate website at www.orbotech.com. The corporate website is not incorporated herein by reference and is included as an inactive textual reference only.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, the timing, terms and success of any strategic transaction, the outcome and impact of the pending criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean Matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean Matter, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance, fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2011; and its reports on Form 6-K filed with the SEC on May 16, June 11, June 28, August 6, August 7 and November 6, 2012. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2012

	December 31	December 31
	2012	2011
	U. S. dollars in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	260,761	151,237
Short-term bank deposits	3,014	145,292
Marketable securities	2,238
Accounts receivable:
Trade	164,498	196,232
Other	29,908	26,163
Deferred income taxes	7,862	6,580
Inventories	93,854	105,109

Total current assets	562,135	630,613

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	12,788
Funds in respect of employee rights upon retirement	11,280	11,846
Deferred income taxes	13,634	8,999
Other long-term investments	1,880	2,426

	39,582	23,271

PROPERTY, PLANT AND EQUIPMENT, net	24,715	26,664

GOODWILL	12,444	12,444

OTHER INTANGIBLE ASSETS, net	14,442	54,491

	653,318	747,483

Liabilities and equity

CURRENT LIABILITIES:
Current maturities of long-term bank loan	64,000	32,000
Accounts payable and accruals:
Trade	27,587	32,357
Other	51,895	57,590
Deferred income	17,388	25,910

Total current liabilities	160,870	147,857

LONG-TERM LIABILITIES:
Long-term bank loan		64,000
Liability for employee rights upon retirement	26,221	26,797
Deferred income taxes	2,236	1,759
Other tax liabilities	16,478	16,938

Total long-term liabilities	44,935	109,494

Total liabilities	205,805	257,351

EQUITY:
Share capital	2,102	2,092
Additional paid-in capital	274,856	270,966
Retained earnings	228,569	274,148
Accumulated other comprehensive income (loss)	628	(1,460)

	506,155	545,746
Less treasury shares, at cost	(59,151)	(57,192)

Total Orbotech Ltd. shareholders’ equity	447,004	488,554
Non-controlling interest	509	1,578

Total equity	447,513	490,132

	653,318	747,483

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEAR AND THREE MONTHS ENDED DECEMBER 31, 2012

	12 months ended		3 months ended
	December 31		December 31
	2012	2011	2012	2011
	U.S. dollars in thousands (except per share data)

REVENUES	400,731	565,313	100,301	133,333

COST OF REVENUES	235,223	329,442	60,977	78,037

WRITE-DOWN OF INVENTORIES	14,255	6,743		6,743

GROSS PROFIT	151,253	229,128	39,324	48,553

RESEARCH AND DEVELOPMENT COSTS - net	71,815	84,180	17,752	21,598

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	75,142	72,583	17,982	18,894

AMORTIZATION OF INTANGIBLE ASSETS	9,907	12,304	991	3,091

RESTRUCTURING CHARGES	5,063		3,145

IMPAIRMENT OF INTANGIBLE ASSETS	30,142		162

OPERATING INCOME (LOSS)	(40,816)	60,061	(708)	4,970

FINANCIAL EXPENSES (INCOME) - net	5,100	6,551	(146)	845

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME	(45,916)	53,510	(562)	4,125

TAXES ON INCOME	456	7,677	234	1,855

	(46,372)	45,833	(796)	2,270

SHARE IN LOSSES OF ASSOCIATED COMPANY	165	179	50	70

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	(46,537)	45,654	(846)	2,200

INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX		1,363

NET INCOME (LOSS)	(46,537)	47,017	(846)	2,200

NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(958)	(322)	(112)	(347)

NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD.	(45,579)	47,339	(734)	2,547

AMOUNTS ATTRIBUTABLE TO ORBOTECH LTD.:
INCOME (LOSS) FROM CONTINUING OPERATIONS	(45,579)	45,976	(734)	2,547

INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX		1,363

NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD.	(45,579)	47,339	(734)	2,547

EARNINGS PER SHARE:
INCOME (LOSS) FROM CONTINUING OPERATIONS:
BASIC	($1.05)	$1.15	($0.02)	$0.06

DILUTED	($1.05)	$1.13	($0.02)	$0.06

NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD.:
BASIC	($1.05)	$1.19	($0.02)	$0.06

DILUTED	($1.05)	$1.16	($0.02)	$0.06

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - IN THOUSANDS:
BASIC	43,501	39,909	43,537	43,261

DILUTED	43,501	40,816	43,537	43,966

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR AND THREE MONTHS ENDED DECEMBER 31, 2012

	12 months ended		3 months ended
	December 31		December 31
	2012	2011	2012	2011
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	(46,537)	47,017	(846)	2,200
Adjustment to reconcile net income to net cash provided by operating activities:
Income from discontinued operations		(1,363)
Depreciation and amortization	17,964	19,958	3,240	4,885
Impairment of Intangible assets	30,142		162
Compensation relating to equity awards granted to employees and others	3,070	3,728	784	813
Decrease in liability for employee rights upon retirement	(576)	(704)	(1,296)	(650)
Deferred income taxes	(5,440)	2,584	(1,770)	249
Non-cash expenses in respect of restructuring	601
Loss from sales and write down of marketable securities		395
Amortization of premium and accretion of discount on marketable Securities, net	588		151
Other, including capital loss (gain)	1,455	1,224	315	155
Decrease (increase) in accounts receivable:
Trade	31,734	(42,714)	14,936	771
Other	(2,743)	2,698	(883)	1,577
Increase (decrease) in accounts payable and accruals:
Trade	(4,770)	5,822	(7,147)	(7,449)
Deferred income and other	(14,484)	6,105	676	352
Decrease in inventories	11,925	6,870	4,351	14,986

Net cash provided by operating activities - continuing operations	22,929	51,620	12,673	17,889
Net cash used in operating activities - discontinued operations		(787)		(47)

Net cash provided by operating activities	22,929	50,833	12,673	17,842

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property, plant and equipment	(9,611)	(7,554)	(3,053)	(2,366)
Withdraw (placement) of bank deposits	142,278	(142,325)	26,694	(15,025)
Redemption (purchase) of marketable securities	(15,614)	1,967	(242)
Other investment		(2,810)		(500)
Proceeds from disposal of property, plant and equipment	3,036	35	3,038
Decrease (increase) in funds in respect of employee rights upon retirement	(254)	331	(64)	344

Net cash provided by (used in) investing activities - continuing operations	119,835	(150,356)	26,373	(17,547)
Net cash provided by investing activities - discontinued operations		9,155

Net cash provided by (used in) investing activities	119,835	(141,201)	26,373	(17,547)

CASH FLOWS FROM FINANCING ACTIVITIES:

Repayment of long-term bank loan	(32,000)	(32,000)	(8,000)	(8,000)
Employee stock options exercised	719	2,063	57	414
Issuance of shares, net		90,683
Acquisition of treasury shares	(1,959)		(1,959)

Net cash provided by (used in) financing activities	(33,240)	60,746	(9,902)	(7,586)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	109,524	(29,622)	29,144	(7,291)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	151,237	180,859	231,617	158,528

CASH AND CASH EQUIVALENTS AT END OF PERIOD	260,761	151,237	260,761	151,237

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS FROM CONTINUING OPERATIONS

FOR THE YEAR AND THREE MONTHS ENDED DECEMBER 31, 2012

	12 months ended		3 months ended
	December 31		December 31
	2012(1)	2011	2012(1)	2011
	U.S. dollars in thousands (except per share data)

Reported operating income (loss) on GAAP basis	(40,816)	60,061	(708)	4,970

Equity based compensation expenses	3,070	3,728	784	813
Restructuring charges	5,063		3,145
Impairment of Intangible assets	30,142		162
Amortization of intangible assets	9,907	12,304	991	3,091

Non-GAAP operating income	7,366	76,093	4,374	8,874

Reported net income (loss) attributable to Orbotech Ltd. on GAAP basis	(45,579)	47,339	(734)	2,547

Equity based compensation expenses	3,070	3,728	784	813
Amortization of intangible assets	9,907	12,304	991	3,091
Income from discontinued operations		(1,363)
Restructuring charges, net of tax credit	4,593		2,675
Impairment of Intangible assets	30,142		162
Share in losses of associated company	165	179	50	70

Non-GAAP net income from continuing operations	2,298	62,187	3,928	6,521

Non-GAAP earnings per diluted share	$0.05	$1.52	$0.09	$0.15

Shares used in earnings per diluted share calculation-in thousands	44,071	40,816	44,107	43,966

(1)	The restructuring charges should have been presented in this reconciliation before giving effect to the tax credit. Accordingly, rather than reporting $4,593 and $2,675 of restructing charges, the Company should have reported $5,063 and $3,145 of restructuring charges, in each case, for the year and three months ended December 31, 2012. This resulted in a corresponding change in the Company’s non-GAAP operating income.

Non-GAAP Financial Measures

Non-GAAP net income, non-GAAP net income from continuing operations and non-GAAP net income from continuing operations per share detailed in the Reconciliation exclude charges, income or losses, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization and impairment of intangibles; (iii) discontinued operations; (iv) restructuring charges; and/or (v) share in losses of associated company. Management uses these non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income; net income attributable to Orbotech Ltd. or earnings per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. The reasons why management uses these measures, the usefulness of these measures and the material limitations on the usefulness of these measures are set forth below. For a detailed explanation of the adjustments made to comparable GAAP measures, please see the Reconciliation.

To supplement the Company’s financial results presented on a GAAP basis, the Company uses the non-GAAP measures indicated in the Reconciliation, which exclude equity based compensation expenses, amortization of intangible assets, in-process research and development charges, share in losses/profits of associated companies and impairment and restructuring charges, as well as certain financial expenses and non-recurring income items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they exclude recurring items (such as equity compensation and amortization of intangible assets) as described below and because they do not reflect certain cash expenditures that are required to operate the Company’s business, such as interest expense and taxes. Accordingly, these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Management regularly utilizes supplemental non-GAAP financial measures internally to understand, manage and evaluate the Company’s business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Non-GAAP financial measures reflect adjustments based on the following items, as well as the related income tax effects.

The effect of equity-based compensation expenses has been excluded from the non-GAAP measures. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the measures. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses. For more information about these items, see the Reconciliation and the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2011.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President Investor Relations	Marketing Communications Manager
and Special Projects	Orbotech, Inc.
Orbotech Ltd.	+1-603-289-7937
+972-8-942-3560

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch
Corporate Vice President and
Chief Financial Officer

Date:	February 21, 2013